UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

DIRTT Environmental Solutions Ltd.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

25490H106

(CUSIP Number)

Aron R. English

22NW, LP

1455 NW Leary Way, Suite 400

Seattle, Washington 98107

(206) 227-3078

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		17,456,665
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

17,456,665
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,456,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		17,456,665
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

17,456,665
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,456,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.9%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		17,456,665
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

17,456,665
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,456,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.9%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		17,456,665
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

17,456,665
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,456,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.9%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Aron R. English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		19,234,034
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

19,234,034
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,234,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.8%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Ryan W. Broderick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,675
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,675
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Bryson O. Hirai-Hadley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,250
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,250
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Alexander B. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,200
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Cory J. Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		319,390
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

319,390
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

319,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 25490H106

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by 22NW Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 17,456,665 Shares beneficially owned by 22NW Fund is approximately $42,636,541, excluding brokerage commissions.

The Shares directly owned by Mr. English were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,777,369 Shares directly owned by Mr. English is approximately $994,199, excluding brokerage commissions.

The Shares directly owned by Mr. Broderick were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 5,675 Shares directly owned by Mr. Broderick is approximately $7,037, excluding brokerage commissions.

The Shares directly owned by Mr. Hirai-Hadley were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,250 Shares directly owned by Mr. Hirai-Hadley is approximately $1,763, excluding brokerage commissions.

The Shares directly owned by Mr. Jones were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,200 Shares directly owned by Mr. Jones is approximately $2,780, excluding brokerage commissions.

The Shares directly owned by Mr. Mitchell were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 319,390 Shares directly owned by Mr. Mitchell is approximately $110,100, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 14, 2022, each of 22NW Fund, Messrs. English and Mitchell, along with certain other purchasers, (collectively, the “Purchasers”) entered into irrevocable subscription agreements with the Issuer (collectively, the “Subscription Agreements”). Pursuant to the Subscription Agreements, the Issuer agreed to issue and sell to the Purchasers, and the Purchasers agreed to purchase from the Issuer, up to an aggregate of 8,743,256 Shares, having an aggregate subscription price of $2,774,235 (the “Private Placement”). The Subscription Agreements contain customary representations, warranties and covenants of the Issuer and the Purchasers.

11

CUSIP No. 25490H106

On November 30, 2022, the Private Placement closed and each of 22NW Fund, Messrs. English and Mitchell purchased 1,562,500, 1,562,500 and 312,500 Shares, respectively, pursuant to the Subscription Agreements at a price of $0.32 per Share.

The foregoing description is qualified in its entirety by reference to the full text of the Subscription Agreements, a copy of which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated as follows:

(a)                The aggregate percentage of Shares reported owned by each person named herein is based upon 97,382,390 Shares, which is the number of outstanding Shares after the closing of the Private Placement, as advised by the Issuer.

As of the date hereof, 22NW Fund directly beneficially owned 17,456,665 Shares, constituting approximately 17.9% of the Shares outstanding.

As of the date hereof, Mr. English directly beneficially owned 1,777,369 Shares, constituting approximately 1.8% of the Shares outstanding.

As of the date hereof, Mr. Broderick directly beneficially owned 5,675 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 1,250 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Jones directly beneficially owned 1,200 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Mitchell directly beneficially owned 319,390 Shares, constituting less than 1% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 17,456,665 Shares owned by 22NW Fund, constituting approximately 17.9% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 17,456,665 Shares owned by 22NW Fund, constituting approximately 17.9% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 17,456,665 Shares owned by 22NW Fund, constituting approximately 17.9% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 17,456,6655 Shares owned by 22NW Fund, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 19,234,034 Shares, constituting approximately 19.8% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

12

CUSIP No. 25490H106

(c)       Except for the transactions described in Item 4 above, the Reporting Persons have not entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Subscription Agreements, as defined and further described in Item 4 above, which are incorporated by reference herein.

As of the date hereof, Mr. English holds 79,408 deferred share units (“DSUs”), which were received pursuant to the Issuer’s Deferred Share Unit Plan for Non-Employee Directors in connection with his service as a director of the Issuer.

As of the date hereof, Mr. Mitchell holds 75,798 DSUs, which were received pursuant to the Issuer’s Deferred Share Unit Plan for Non-Employee Directors in connection with his service as a director of the Issuer.

Each DSU is the economic equivalent of one Share. Generally, thirty days following the date that the applicable Reporting Person ceases to serve on the board of directors of the Issuer, the DSUs will be settled in cash based on the volume weighted average price of the Shares for the five immediately preceding days on which the Shares were trading on the Toronto Stock Exchange; provided, however that if the Shares are trading on more than one exchange at such time, such calculation shall be based on the trading price over such five day period on the stock exchange with the higher average trading volume over the twenty trading days immediately prior to such date. The foregoing description of the DSUs is qualified in its entirety by reference to the full text of the Deferred Share Unit Plan for Non-Employee Directors, a copy of which is attached as Exhibit 99.2 hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Subscription Agreement, dated November 14, 2022, by and between DIRTT Environmental Solutions Ltd. and 22NW Fund, LP, together with a schedule identifying substantially identical agreements between DIRTT Environmental Solutions Ltd. and each shareholder and U.S. director and executive officer listed on the schedule and identifying the material differences between each of those agreements and the filed Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed by the Issuer on November 17, 2022).
99.2	Deferred Share Unit Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form 10 filed by the Issuer on September 20, 2019).

13

CUSIP No. 25490H106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2022

22NW FUND, LP

By:	22NW Fund GP, LLC General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW, LP

By:	22NW GP, Inc. General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

22NW FUND GP, LLC

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW GP, INC.

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

/s/ Aron R. English
ARON R. ENGLISH Individually and as attorney-in-fact for Cory J. Mitchell, Ryan W. Broderick, Bryson O. Hirai-Hadley and Alexander B. Jones

14